EXHIBIT 21.1

List of Subsidiaries of

Simplicity Esports and Gaming Company

Entity Name	Place of Organization

Simplicity Esports, LLC	Florida
PLAYlive Nation, Inc.	Delaware
Simplicity One Brasil Ltda (1)	Brasil
Simplicity Happy Valley, LLC (2)	Oregon
Simplicity Redmond, LLC (2)	Washington

(1) 90% owned.

(2) 79% owned.